Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

December 18, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 8 to Registration Statement
on Form SB-2 on Form S-1/A
Filed December 18, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated December 16, 2008.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Uncertainties, page 6

1.
Please ensure that your updates are consistent throughout your document. For example, in this section, you mention an FDA submission in January 2009 while on page 19 you mention the fourth quarter of 2008.

We have reviewed the S-1 and believe that the only revision required is the  disclosure on p. 19 in response to this comment.

Recent Sales of Unregistered Securities, page II-2

2.	Please provide the disclosure required by Regulation S-K Item 701 regarding the shares “re-issued” as part of the settlement agreements with your consultants.

Please be advised that no shares were “re-issued” as part of the settlement agreements. Shares were surrendered by the consultants for cancellation. Any reference to “re-issuance” in the settlement agreements refers solely to stock certificates, not the underlying stock represented by those certificates. Accordingly, we do not believe that any disclosure is required by Item 701 of Regulation S-K.

Mr. Russell Mancuso
Securities and Exchange Commission
December 18, 2008

3.	Regarding your response to prior comment 7:

•
Please provide us your detailed analysis supporting your conclusion regarding when the shares will be eligible for sale under Rule 144. We note that Rule 144(d)(3)(ii) applies only when the exchange is solely for other securities of the issuer. In this case, it appears that the exchange involves consideration: settlement of disputes. Include in your response details regarding what other consideration you received for the shares and when you received that consideration. We note paragraph 30 of the June 4, 2008 "Certification of Stanley Baron," in which Mr. Baron states that ". . .Lantis disputes that the Stock was ever legally acquired or validly issued to DC Consulting."

•	Please note that you may not rely on generic risk factors to satisfy your disclosure obligations when you know of specific material developments that generate such risks.

•	Please reconcile your statement that the shares have been surrendered and cancelled with your response to comment 6 that the shares have not been surrendered for cancellation.

We have added a risk factor entitled “Shares eligible for future sale may adversely affect the market price of our common stock” on p. 10 in response to your second bullet point, above.

With respect to your third bullet point, please be advised that the shares have been surrendered to the company for cancellation but not yet remitted to the transfer agent for processing.

With respect to your first bullet point, above, we believe that your application of Rule 144(d)(3)(ii) to the shares issued to the consultants is not appropriate as there has not been any exchange of shares. Shares were issued to the consultants in November 2007, and as part of the settlement in November 2008, the consultants surrendered half of those shares and kept the remaining shares.

Because we are a former shell company, pursuant to Rule 144(i), Rule 144 will be available for securities we have issued if all of the following conditions have been met:

1.	We are subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act. (This requirement will have been met when the subject registration statement becomes effective.)

2.
At least one year has elapsed from the time that we filed current “Form 10 information” with the Commission reflecting our status as an entity that is not a shell company. (This requirement has been met. The “Form 10 information” is contained in the subject registration statement, which was first filed on September 26, 2007.)

Mr. Russell Mancuso
Securities and Exchange Commission
December 18, 2008

3.
We have filed all reports and material required to be filed under Section 13 or 15(d) of the Securities Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we have been required to file such reports and materials), other than Form 8-K reports. (Because our “Form 10 information” was filed at least one year ago, this requirement will have been met when the subject registration statement becomes effective.)

Under Rule 144(d), until we have been subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act for at least 90 days (i.e., 90 days from the effective time), shares that have been held for at least one year will be immediately eligible for sale in the public market when the subject registration statement becomes effective, and thereafter shares that have been held for at least six months will be eligible for sale in the public market.

We believe that the shares that have not been cancelled in the settlement – 1,250,000 shares held by DC Consulting and 1,750,000 shares held by VAR Growth and its affiliates – met the one year holding period requirement on November 14, 2008, and, accordingly, will be immediately eligible for sale in the public market when the subject registration statement becomes effective.

We do not believe that assertions made in connection with litigation are an appropriate starting point for a Rule 144 analysis. Such assertions, although verified, are nonetheless argumentative and do not necessarily represent the only conclusion that can be deduced from the facts. Moreover, parties may change their position during the course of discovery and/or settlement negotiations as new facts arise or existing facts are framed in a new light. With respect to the specific statement that you quoted from our complaint, we changed our position during the course of settlement negotiations, having concluded that services indeed had been rendered (even if not necessarily to our full satisfaction) by DC Consulting and VAR Growth, and we negotiated a compromise accordingly.

The foregoing analysis amends and supersedes the analysis in our response to your prior comment 7.

Mr. Russell Mancuso
Securities and Exchange Commission
December 18, 2008

Exhibits, page II-4

4.
We note the second paragraph of your response to prior comment 5. Please tell us how you have concluded that the consulting agreements are immaterial, in light of your disclosures on pages 23 and 24 as to the significance of these agreements as they relate to your operating expenses for years 2007 and 2008.

The consulting agreements are not material within the meaning of Item 601 of Regulation S-K insofar are they were entered into in the ordinary course of business and did not constitute:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

5.
Please expand your response to prior comment 8 to tell us when you will issue the warrants with the “correct” legend. Also tell us when you will file those revised warrants as exhibits to your registration statement.

To ensure that the warrants are not improperly transferred, we intend to hold the warrants unless the Staff directs us to correct the legends and return the warrants to the investors.

* * *

Mr. Russell Mancuso
Securities and Exchange Commission
December 18, 2008

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.